Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

5 April 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)
Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

dlw
4/19

Enc.

Tabcorp
the bigger better game

* * * * * * *

5 April 2007

John O'Neill appointed to the Tabcorp Board

Tabcorp today announced that John O'Neill, a leader in international sport and mass entertainment, had been appointed as a Director of Tabcorp Holdings Limited, subject to regulatory approval.

Mr O'Neill, 55, has extensive senior executive and government relations experience gained from working in the sporting and corporate sectors over the past 20 years.

Tabcorp Chairman, Mr Michael Robinson, welcomed Mr O'Neill to the Board, adding that he would bring significant business knowledge and skills to the company. "Tabcorp will benefit greatly from the experience and calibre of John O'Neill who is one of Australia's leading sporting administrators and businessmen.

"Throughout his career John has demonstrated an ability to work with government, business and the community at all levels and appreciates the needs of customers across the entertainment industry," Mr Robinson said.

Mr O'Neill is a former Chief Executive Officer of Football Federation Australia and former Managing Director and Chief Executive Officer of Australian Rugby Union. Previously, he was Managing Director and Chief Executive Officer of the State Bank NSW and Chairman of the Australian Wool Exchange.

During his time at Football Federation Australia, Mr O'Neill took the Socceroos to the World Cup for the first time in over 30 years, helped create the successful A-League and helped to increase revenues and make the organisation more sustainable. At the Australian Rugby Union, he transformed the organisation into a professional body and secured the rights to host the 2003 Rugby World Cup in Australia.

Mr O'Neill, a solicitor, is a Foundation Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Bankers. He has held numerous directorships, in both the sporting and business sectors, as well as being involved in a number of community organisations.

He was appointed an Officer of the Order of Australia (AO) in the 2004 Queen's Birthday Honours List for service to rugby as an administrator, to the financial services sector, and to the community through educational and charitable organisations.

In 2005, Mr O'Neill was awarded the French decoration of Chevalier de la Legion D'Honneur, in recognition of his assistance in the preparation and organisation of sporting events in Australia and France, and for his contribution to the development of the bilateral relations in the field of sports between Australia and France.

Mr O'Neill is expected to join the Tabcorp Board in the second half of 2007 when all regulatory approvals are obtained.

For further information contact:
Bruce Tobin, Group General Manager Corporate Affairs 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

END